Exhibit 21.1

SUBSIDIARIES OF STANDARD PARKING CORPORATION

CORPORATE ENTITIES	JURISDICTION
Atrium Parking, Inc.	Delaware
H & T Investment Group, Inc.	Ohio
Preferred Response Security Services, Inc.	Delaware
S & J Parking	Illinois
Standard Auto Park, Inc.	Illinois
Standard Parking Corporation IL	Delaware
Standard Parking of Canada Ltd.	Ontario, Quebec, Canada
U-Park Enterprises Ltd.	British Columbia, Canada
374452 B.C. Limited d/b/a Select Valet Parking	British Columbia, Canada
LLCs and PARTNERSHIP	JURISDICTION
APCOA LaSalle Parking Company, L.L.C.	Louisiana
APCOA Bradley Parking Company, L.L.C.	Connecticut
APCOA Parking Venture V, LLC	Ohio
APCOA Parking Venture I, LP	Indiana
APCOA Parking Venture III, LP	Ohio
Bradley Airport Parking, LP	Connecticut